AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

CLOUGH GLOBAL EQUITY FUND
(Name of Subject Company (Issuer))

CLOUGH GLOBAL EQUITY FUND
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
(Title of Class of Securities)

18914C100
(CUSIP Number of Class of Securities)

Sareena Khwaja-Dixon, Secretary
Clough Global Equity Fund
1290 Broadway, Suite 1100
Denver, Colorado 80203
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not Applicable	Not Applicable

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

/X/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.

/X/	issuer tender offer subject to Rule 13e-4.

/ /	going-private transaction subject to Rule 13e-3.

/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

/ /	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

/ /	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

PRESS RELEASE
July 10, 2017

Clough Global Dividend and Income Fund (NYSE MKT: GLV)
Clough Global Equity Fund (NYSE MKT: GLQ)
Clough Global Opportunities Fund (NYSE MKT: GLO)

1290 Broadway, Suite 1100
Denver, CO 80203
Contact: Fund Services Group at 877-256-8445

CLOUGH CLOSED-END FUNDS REACH AGREEMENT WITH SABA;
ANNOUNCE DISCOUNT MANAGEMENT PROGRAMS, INCLUDING
 TENDER OFFER AND MANAGED DISTRIBUTION

Denver, Colorado—The Boards of Trustees (each, a “Board”) of Clough Global Dividend and Income Fund (GLV), Clough Global Equity Fund (GLQ) and Clough Global Opportunities Fund (GLO) (each, a “Fund” and collectively, the “Funds”) announced today that each Board has approved a discount management program, which includes a tender offer for the Funds and a managed distribution of 10%, as further described below.

Tender Offers

The Boards of Trustees of the Funds have approved cash tender offers for up to 37.5% of each of GLQ’s and GLO’s respective outstanding common shares of beneficial interest and up to 32.5% of GLV’s outstanding common shares of beneficial interest (with respect to each Fund, the “Shares”) at a price per Share equal to 98.5% of each Fund’s respective net asset value (“NAV”) per Share as of the business day immediately following the expiration date of the tender offers. The Funds will repurchase Shares tendered and accepted in the tender offers in exchange for cash.

The respective Board of Trustees of each Fund believes the tender offer could benefit participating shareholders by providing liquidity at a price per Share that is higher than the market price of the Shares. The Boards of Trustees believe the tender offers could also benefit the Funds and their long-term shareholders because the tender offers would be conducted at a price per Share that would be accretive to NAV.

Managed Distribution

The Funds will also commence a four year managed distribution program.  Beginning in August, 2017, and continuing through July, 2019 (the “Initial Managed Distribution Period”), each Fund will pay monthly distributions (subject to certain limitations) in an annualized amount of not less than 10% of the respective Fund’s average monthly NAV.  Each Fund will calculate the average NAV from the previous month by taking the simple average of the NAV of the Fund based on the number of business days in that month on which the NAV is calculated.  The amount of the monthly distribution will be calculated as 10% of the previous month’s average NAV, divided by twelve.

Following the Initial Managed Distribution Period, the Board of each Fund will review the current distribution amount in light of the current distribution rate of peer funds selected by the Board and will seek to pay a monthly distribution in an amount not less than the average monthly distribution rate of the peer group for an additional two year period.

Robert Butler, Chairman of the Boards, said “We are very pleased to be implementing a discount management program that will provide our shareholders with liquidity but more importantly, with the 4-year commitment to a managed distribution program, we believe we are positioning the Funds for the future as attractive vehicles for investors who seek regular and predictable distributions.”

Withdrawal of Saba Candidates and Proposals

Saba Capital Management, L.P. (collectively with certain of its affiliates, “Saba”) announced that, in connection with the Funds and their respective Boards agreeing to take the actions set forth in the respective Standstill Agreements discussed below, it has withdrawn its slate of nominees to serve as trustees of each Fund.  It has also withdrawn the proposals for GLV and GLO seeking a shareholder vote regarding the classified board structure of the Funds.

Standstill Agreements

The commencement of the tender offers and managed distribution program is pursuant to separate agreements (the “Standstill Agreements”) between each Fund and Saba. Subject to the terms of the Standstill Agreements and in consideration for the tender offers, managed distribution plan and other factors set forth in the Standstill Agreements, Saba has agreed, subject to the terms of the Standstill Agreements, to (1) tender all Shares of the Funds owned by it in the tender offers, (2) be bound by certain “standstill” covenants through July 10, 2021 and (3) vote its remaining Shares on all proposals submitted to shareholders in accordance with the recommendation of management through July 10, 2021. Additionally, each Fund has agreed to a four year managed distribution program as described above.  The Funds have been advised that Saba will file a copy of each Fund’s Standstill Agreement with the U.S. Securities and Exchange Commission as an exhibit to its Schedule 13D.

*****

The Funds have not commenced the tender offers described in this release or declared any dividend or distribution.  This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about each tender offer, including its commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. Each tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents, to be filed with the SEC. Shareholders of the Funds should read the Offer to Purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the applicable tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.

Additional Information

About Clough Global Equity Fund
The Fund is a closed-end fund utilizing the Adviser’s research-driven, thematic process, with an investment objective of providing a high level of total return. Having a global, flexible mandate and exploiting the Firm’s research offices in Boston, the Fund will invest at least 80% in equity and equity-related securities in both U.S. and non-U.S. markets, and the remainder in fixed income securities, including corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Equity Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Opportunities Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return.  The Fund seeks to achieve this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt.  Utilizing the Adviser’s global research capabilities, with offices in Boston, the Clough Global Opportunities Fund will invest in both U.S. and non-U.S. markets.  More information on the Clough Global Opportunities Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Dividend and Income Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. With analysts in Boston, the Clough Global Dividend and Income Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Dividend and Income Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Capital Partners L.P.
Clough Capital is a Boston-based investment advisory firm which manages approximately $2.7 billion in assets: $1.1 billion in hedge fund and institutional accounts; $78 million in open-end mutual funds; and $1.5 billion in three closed-end funds (as of May 31, 2017) – Clough Global Dividend and Income Fund (GLV), Clough Global Equity (GLQ), and the Clough Global Opportunities Fund (GLO). The firm uses a global and theme-based approach and invests in securities on a global basis.

An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain a prospectus, annual report or semi-annual report which contains this and other information visit www.cloughglobal.com or call 877-256-8445. Read them carefully before investing.

Each Fund is a closed-end fund and closed-end funds do not normally continuously issue shares for sale as open-end mutual funds do. Since the initial public offering, each Fund now trades in the secondary market. Investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market's value.

*****

Forward-looking statements are based on information that is available on the date hereof, and neither the fund manager nor any other person affiliated with the fund manager has any duty to update any forward-looking statements. Important factors that could affect actual results to differ from these statements include, among other factors, material, negative changes to the asset class and the actual composition of the portfolio.

 ALPS Portfolio Solutions Distributor, Inc. FINRA Member.

CLO001256 7/10/2018